NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Erin Reeves McGinnis T 404.322.6208 erin.reevesmcginnis@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

September 15, 2021

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF REAL ESTATE & CONSTRUCTION

Washington, D.C. 20549

Re:	Registration of the Public Offering of Common Stock (the “Securities”) of Strategic Storage Trust VI, Inc. (the “Issuer”); Amendment No. 1 to Form S-11

Your File No.: 333-256598

Dear Sir or Madam:

This letter is sent in response to your correspondence dated August 23, 2021 setting forth your comments to the Issuer’s Amendment No. 1 to Form S-11. We have reproduced your comments in italics and included our response below each comment.

Questions and Answers about this Offering

Other Considerations, page 7

1.    We note your response to comment 3 of our letter. Please revise your disclosure in this section to clarify the extent to which the registered investment advisers you reference will receive the same compensation. Also clarify, if true, that, with respect to sales at a reduced price, you are referring to volume discounts.

RESPONSE: In response to this comment, we have revised the referenced disclosure as follows:

We may sell Class A shares in our primary offering at a reduced price to (1) our directors and officers, as well as directors, officers, and employees of our advisor and its affiliates or our dealer manager, including sponsors and consultants, (2) participating broker-dealers and their registered representatives, and (3) participating registered investment advisors. We may also sell Class A shares in our primary offering at a reduced price to immediate family members as well as IRAs or other retirement accounts of any of the foregoing persons or entities. For the foregoing categories, the reduced price will reflect the fact that sales commissions and, in some cases, the dealer manager fee, will not be paid with respect to such sales. Registered investment advisors, or RIAs, are generally compensated on a fee-for-service basis and will not collect sales commissions in connection with the sale of shares in this offering. Our Class A shares are also eligible for volume discounts. See “Plan of Distribution.”

We respectfully request that you clear this comment.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

Potential Acquisitions, page 64

2.    We have considered your response to our prior comment 6. We note your disclosure that you may forfeit up to $350,000 in earnest money deposits if you fail to complete the acquisition of the Surprise Property. Please tell us how you considered that fact in concluding that the acquisition of the property is not probable.

RESPONSE: At the time of filing Amendment No. 1, the earnest money deposit for the Surprise Property was not yet non-refundable, so the money was not yet at risk. Until deposits are non-refundable, the Issuer does not consider the making of a deposit as a factor in determining whether an acquisition is probable. At the time that a deposit becomes non-refundable, the Issuer views it as a single factor related to the potential acquisition. The Issuer does not, however, view a deposit becoming non-refundable as a significant factor in making an acquisition more or less probable. Rather, the Issuer views earnest money deposits as a normal cost of doing business as a real estate acquisition company. Please also note that the acquisition of the Surprise Property was completed subsequent to the filing of Amendment No. 1 and the requisite financial statements are included in Amendment No. 2. We respectfully request that you clear this comment.

Prior Performance Summary, page 126

3.    We note your response to comment 8 of our letter and reissue in part. We note your disclosure in your prior performance tables that certain programs appear to have funded all of the distributions from offering proceeds. Please revise your disclosure in this section to briefly describe the time periods and facts involving distributions funded principally from non-operating sources, including the conditions that resulted in such distributions being funded from offering proceeds.

RESPONSE: In response to this comment, we have revised the prior performance summary to include the requested information. We request that you please clear this comment.

Distribution Declaration History, page 176

4.    Please revise your disclosure to clarify the sources used to fund distributions in the second quarter.

RESPONSE: In response to this comment, we have revised the prospectus to include the requested information. We request that you please clear this comment.

Financial Statements, page F-1

5.    We note your audited financial statements were prepared as of February 28, 2021. We further note that your unaudited interim financial statements were prepared for the period from March 10, 2021 through May 31, 2021. As such, it appears there is a break in your financial reporting from February 28, 2021 through March 10, 2021. Please explain to us how you determined such a break in your financial reporting would be appropriate or revise your financial statements accordingly.

RESPONSE: Please be advised that the unaudited interim financial statements included with Amendment No. 2 have been prepared for the period from January 1, 2021 through June 30, 2021. While the Company did not commence operations until March 10, 2021, these updated financial statements have been revised to address this comment. Therefore, we respectfully submit that there is no longer a break in financial reporting. We request that you please clear this comment.

If you have any questions, or require any additional information or documents, please contact the undersigned (404.322.6208; erin.reevesmcginnis@nelsonmullins.com) or Mike Rafter (404.322.6627; mike.rafter@nelsonmullins.com).

Sincerely,

/s/ Erin Reeves McGinnis

Erin Reeves McGinnis